October 20, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities
NASDAQ Exchange

Subject: HIVE BLOCKCHAIN TECHNOLOGIES LTD

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	November 09, 2021
Record Date for Voting (if applicable) :	November 09, 2021
Beneficial Ownership Determination Date :	November 09, 2021
Meeting Date :	December 21, 2021
Meeting Location (if available) :	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
COMMON SHARES	43366H100	CA43366H1001

Sincerely,

Computershare

Agent for HIVE BLOCKCHAIN TECHNOLOGIES LTD